UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

REVA MEDICAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

76133E109
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [   ]   Rule 13d-1(c)
                  [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76133E109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Stephen Feinberg

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]	Not
(b) [ ]	Applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
Each Reporting Person With by	(5) Sole Voting Power:	2,884,426*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	2,884,426*
	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,884,426*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): 8.8%*

(12) Type of Reporting Person (See Instructions): IA, IN

* As of December 31, 2010, Cerberus America Series Two Holdings, LLC, a Delaware limited liability company, held 26,167 shares of common stock, par value $0.0001 (the "Common Stock"), of REVA Medical, Inc. (the "Company"), Cerberus International, Ltd., a Bahamas international business company, held 995,553 shares of Common Stock, Cerberus Partners, L.P., a Delaware limited partnership, held 520,641 shares of Common Stock, Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 1,046,486 shares of Common Stock and Gabriel Assets, LLC, a Delaware limited liability company (collectively with Cerberus America Series Two Holdings, LLC, Cerberus International, Ltd., Cerberus Partners, L.P. and Cerberus Series Four Holdings, LLC, the "Cerberus Entities"), held 295,579 shares of Common Stock.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Cerberus Entities.  As a result, as of December 31, 2010, Mr. Feinberg may be deemed to beneficially own 2,884,426 shares of Common Stock, or 8.8% of the shares of Common Stock deemed issued and outstanding.

Item 1(a) Name Of Issuer: REVA Medical, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
5751 Copley Drive, Suite B
San Diego, CA 92111

Item 2(a) Name of Person Filing: Stephen Feinberg

Item 2(b) Address of Principal Business Office or, if None, Residence:
299 Park Avenue, 22nd Floor
New York, New York 10171

Item 2(c) Citizenship: United States

Item 2(d) Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2(e) CUSIP No.: 76133E109

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of December 31, 2010):	2,884,426*

(b) Percent of Class (as of December 31, 2010):	8.8%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	2,884,426*

(ii) shared power to vote or to direct the vote:	0*

(iii) sole power to dispose or to direct the disposition of:	2,884,426*

(iv) shared power to dispose or to direct the disposition of:	0*
_____________

* As of December 31, 2010, Cerberus America Series Two Holdings, LLC, a Delaware limited liability company, held 26,167 shares of common stock, par value $0.0001 (the "Common Stock"), of REVA Medical, Inc. (the "Company"), Cerberus International, Ltd., a Bahamas international business company, held 995,553 shares of Common Stock, Cerberus Partners, L.P., a Delaware limited partnership, held 520,641 shares of Common Stock, Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 1,046,486 shares of Common Stock and Gabriel Assets, LLC, a Delaware limited liability company (collectively with Cerberus America Series Two Holdings, LLC, Cerberus International, Ltd., Cerberus Partners, L.P. and Cerberus Series Four Holdings, LLC, the "Cerberus Entities"), held 295,579 shares of Common Stock.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Cerberus Entities.  As a result, as of December 31, 2010, Mr. Feinberg may be deemed to beneficially own 2,884,426 shares of Common Stock, or 8.8% of the shares of Common Stock deemed issued and outstanding.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the Managing Member of Cerberus Institutional Associates, L.L.C., the general partner of Cerberus Institutional Partners, L.P., the managing member of Cerberus Series Four Holdings, LLC, in his capacity as the Managing Member of Cerberus Institutional Associates (America), L.L.C., the general partner of Cerberus Institutional Partners (America), L.P., the managing member of Cerberus America Series II Holdings, LLC, in his capacity as the Managing Member of Partridge Hill Overseas Management, LLC, the investment manager of Cerberus International, Ltd., in his capacity as the Managing Member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and in his capacity as the Managing Member of Partridge Hill Management, LLC, the investment manager of Gabriel Assets, LLC

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)